Mail Stop 6010

April 7, 2006

Mark J. Gallenberger
Vice President, Chief Financial Officer and Treasurer
LTX Corporation
50 Rosemont Road
Westwood, Massachusetts 02090

RE: LTX Corporation
   Form 10-K for the fiscal year ended July 31, 2005
   Filed October 11, 2005
   File No. 0-10761
   Form 10-Q for the period ending January 31, 2006
   Filed March 13, 2006

Dear Mr. Gallenberger:

 We have completed our review of your Form 10-K and related
filings and do not, at this time, have any further comments.

        Sincerely,

        Martin F. James
        Senior Assistant Chief
Accountant